January 22, 2013

Linda Cvrkel

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Bristow Group Inc.

Form 10-K for the Year Ended March 31, 2012

Filed May 23, 2012

Form 10-Q for the Quarter Ended June 30, 2012

Filed August 6, 2012

File No. 001-31617

Response Letter dated December 4, 2012

File No. 001-31617

Dear Ms. Cvrkel:

We are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 10, 2012 regarding the Form 10-K for the fiscal year ended March 31, 2012 filed May 23, 2012, the Form 10-Q for the quarter ended June 30, 2012 filed August 6, 2012 and the Response Letter filed December 4, 2012 by Bristow Group Inc. (the “Company”). For convenience, we have included the Staff’s original comments verbatim and added our responses below.

Form 10-K for the Year Ended March 31, 2012

Notes to the Financial Statements

Note 4. Property and Equipment and Assets Held for Sale

1.	We note from your response to our prior comment four and your disclosure in Exhibit 1 attached to your response letter that a recent sale of AS332L’s resulted in $1 million being received for aircraft where planned major maintenance checks were required and $3.1 million being received for an aircraft for which a major check was to be completed prior to sale. In light of the fact that it appears from Exhibit 1 that the salvage values for this aircraft are well in excess of these expected sales amounts, please provide us further detail as to why you believe the current salvage values continue to be appropriate at March 31, 2012 and should not be adjusted to reflect current market values. As part of your response, please provide us with an analysis of your historical sales for AS332L aircraft. Your analysis should include any impairment charges recognized at the time the aircraft was classified as held for sale and gains/losses that were recorded at ultimate disposition.

Bristow Group Inc.

2103 City West Blvd. 4th Floor, Houston, Texas 77042, United States

t (713) 267 7600 f (713) 267 7620 www.bristowgroup.com

Response: The recent sales transaction referred to in our response to the Staff’s prior comment was a large bulk sale of aircraft, which we do not believe was fully reflective of the market for the AS332L aircraft. The discussion and analysis of our AS332L aircraft included below provides further detail as to why we believe the current salvage values continue to be appropriate at March 31, 2012 and should not be adjusted based on the sales price received in this transaction.

The AS332L aircraft we operate were manufactured by Eurocopter between 1982 and 1985, with an average age in our fleet as of March 31, 2012 of approximately 29 years. Over the life of an aircraft, we will perform scheduled major maintenance checks on the aircraft and routine line maintenance to keep the aircraft in operating condition. The AS332L undergoes major maintenance checks every 7,500 to 8,500 hours of flight time. Depending on the condition of the aircraft, the cost of the major maintenance check can be significant. The required level of maintenance for our aircraft depends on the level of flying and sometimes on the conditions at the location where the aircraft operate and the prior maintenance practices with respect to the aircraft. The AS332L aircraft were a key part of our operating strategy and a significant contributor to our operating revenue prior to the introduction over the last decade of the Eurocopter EC225 and Sikorsky S-92 large aircraft. With the introduction of these new technology aircraft and a shift in demand by our clients to these models, in fiscal year 2012 our management made a decision to phase the AS332L out of our fleet over a three to five year period.

Prior to March 29, 2012, the date of the referenced transaction, we had a total of 28 AS332L’s in our fleet, of which six were classified as held for sale. These six held for sale aircraft were classified as held for sale on the following dates with the following net book value at that time:

Serial #	HFS Date	Net Book Value @ HFS Date
2024	February 2010	$3,740,367
2032	February 2010	4,007,361
2086	March 2010	3,740,367
2023	June 2010	4,836,000
2064	March 2011	4,576,253
2079	March 2011	4,554,174

No impairment charges were recorded for any of these aircraft upon reclassification to held for sale based on then current market values provided by the Helivalue$, Inc. blue book for helicopters. The Helivalue$ report provides estimated sales values for aircraft based on whether the aircraft are high time, medium time or low time, based on the total operating hours of the aircraft since commencement of operations. These six aircraft were considered high time for which Helivalue$ indicated the sales values for these aircraft to be a range of $4.5 million to $5.0 million.

March 31, 2011

In March 2011, we completed a detailed review of the fair values of our held for sale aircraft using the sales value amounts provided in the Helivalue$, Inc. blue book for helicopters. Given the significant total hours on all of our AS332L aircraft, we reviewed the high time estimate of sales value, which presented a range of $4.5 million to $5.0 million for the AS332L’s manufactured between 1982 and 1985 consistent with the range indicated by Helivalue$ at the time the six aircraft above were placed into held for sale. Given the lack of recent historical sales of AS332L aircraft by Bristow or other companies, a conservative view was taken as of March 31, 2011 that the best estimate of sales value was approximately $4.5 million and therefore, as of March 31, 2011, we recorded an impairment charge of $336,000 related to aircraft 2023, which was being carried at $4.8 million as per the table above. We did not record impairment charges for the other aircraft as their values were below or approximated the $4.5 million amount.

March 31, 2012

As discussed previously, a decision was made in fiscal year 2012 to accelerate the exit of these model aircraft out of our fleet. As the aftermarket for AS332L’s was not active at the time, we pursued an opportunity to dispose of as many of the aircraft in a large sale in the fourth quarter of fiscal year 2012. On March 29, 2012, we entered into an agreement to sell eleven of our AS332L aircraft to another party, whose intent was to create a new market for the aircraft in heavy lift and for military uses. Of the eleven aircraft included in this agreement, three aircraft were previously classified as held for sale (aircraft 2032, 2079 and 2040). Nine of the eleven aircraft included in this transaction were sold prior to March 31, 2012, one was sold in April 2012 and one was subject to repair prior to the sale being completed later in fiscal year 2013. The last aircraft still has not been sold as of the date of this letter. This aircraft was the aircraft for which the agreed price was $3.1 million and was referenced in our prior response to the Staff. This aircraft was not due a major maintenance check as had been indicated in our prior response, but rather was subject to normal maintenance. The nine aircraft sold in March 2012 were sold for the following proceeds resulting in losses as follows:

Serial #	Sales Amt.	Net Book Value	Loss
2032	$4,000,000	$4,007,361	$7,361
2120	1,000,000	3,848,075	2,848,075
2161	3,420,000	3,781,392	361,392
2154	3,420,000	3,690,414	270,414
2099	3,420,000	3,762,737	342,737
2030	3,420,000	3,778,601	358,601
2042	3,420,000	3,726,069	306,069
2122	3,420,000	3,560,114	140,114
2157	3,420,000	4,338,775	918,775

The agreed sales price for the other two aircraft was $1.0 million for 2040 sold in April 2012 and $3.1 million for 2079 to be repaired and sold later in the fiscal year. Based on the net book values of these aircraft, impairment charges were recorded as of March 31, 2012 as follows (2079 was already in held for sale and 2040 was transferred to held for sale as of March 31, 2012):

Serial #	Sales Amt.	Net Book Value	Impairment
2040	$1,000,000	$3,697,100	$2,697,100
2079	3,060,000	4,554,174	1,494,174

The difference in sales values for the aircraft sold as part of this transaction related to the hours remaining on the aircraft until the next major maintenance check. For the most part, the sales prices agreed upon in this transaction were directly correlated to the remaining hours until the next major maintenance check on the aircraft. The buyer was willing to pay more for aircraft that had a substantial number of hours until the next major check and less for aircraft that had a small number of hours remaining until the incurrence of costs would be required in order for the aircraft to be operational. The hours remaining until the next major maintenance check for the aircraft was as follows:

Serial #	Hours Remaining
2032	8,422
2120	294
2161	6,391
2154	6,555
2099	8,126
2030	5,921
2042	5,945
2122	5,521
2157	5,260
2040	223
2079	4,147

We previously had no sales of AS332L aircraft in the market to use as a proxy to determine possible sales value for the aircraft, regardless of maintenance status, and therefore had not depreciated or impaired any of these aircraft below the estimated sales value obtained from Helivalue$. As a result of the market value obtained for AS332L aircraft from this transaction, we reviewed the remaining four held for sale aircraft, plus one other aircraft classified as held for sale beginning March 31, 2012, based on these values. These aircraft had no or minimal hours remaining until the next major maintenance check, and as such they were all impaired as follows:

Serial #	Indicated Value	Net Book Value	Impairment
2024	$1,000,000	$3,740,367	$2,740,367
2086	1,000,000	3,740,367	2,740,367
2123 *	1,000,000	7,574,420	6,574,420
2023	1,000,000	4,500,000	3,500,000
2064	1,000,000	4,576,253	3,576,253

*	This aircraft was previously classified as a held for use aircraft and planned major maintenance was expected to occur for the aircraft to operate for clients for a number of years. A change in operational plans made this aircraft available for sale and management decided to not complete the maintenance activities that would have been required. Upon transfer to held for sale, this aircraft was still subject to additional depreciation.

Of the remaining 12 AS332L aircraft in our fleet still classified as held for use as of March 31, 2012, nine of these aircraft were fully depreciated down to salvage value per our policy with two others having two months of remaining deprecation and one having 13 months of remaining depreciation. The salvage value of these aircraft per the analysis provided in Exhibit 1 to our December 4, 2012 response letter ranged from $3.6 million to $4.3 million. The hours until the next major maintenance check on the aircraft was as follows as of March 31, 2012:

Serial #	Hours Remaining
2083	4,383
2129	4,670
2046	7,415
2028	2,399
2092	5,344
2045	2,009
2059	4,094
2061	4,337
2078	865
2096	7,081
2164	2,608
2036	3,342

Depending on whether these aircraft would ultimately operate until they were due for major maintenance or be sold prior to that date, or for that matter undergo another major maintenance check prior to ultimate disposal from the fleet, the range of suggested sales value indicated from the March 29, 2012 transaction was $1.0 million up to $4.0 million. The remaining held for use aircraft salvage values were at the top end of this range, with seven of the aircraft having values of $4.3 million, in excess of the highest value we received as part of the transaction. However, management believes that the sales values received for aircraft as part of the transaction were lower than would typically be realized in the market given the nature of this sale as a large bulk sale of aircraft versus a sale of one or a few aircraft. As such, the expected value for an aircraft with remaining hours to major maintenance check was still estimated at the $4.5 million value suggested in the Helivalue$ report. A decision was therefore made not to adjust the salvage values on those aircraft as of March 31, 2012 but rather continue to monitor our intention related to maintenance of the aircraft. A decision in a future period to operate the aircraft until major maintenance checks were due and then sell the aircraft without having performed this maintenance would require a change in salvage value to a lower amount, similar to the $1.0 million received for the aircraft due major checks in the March 2012 transaction. If such a determination is made, the salvage value would be adjusted at that time and additional depreciation recorded through the expected date of the next major check. We review these intentions with operations management quarterly to determine the ultimate intent for the fleet. As of March 31, 2012 and through the date of this letter, the intention of management is to dispose of the remaining AS332Ls with a substantial number of hours still remaining until the next major maintenance check. For example, two aircraft due major maintenance checks are currently undergoing those checks in the fourth quarter of fiscal year 2013.

Management believes the market for AS332Ls was soft over the period from 2010 to 2012, leading to low residual returns on these models at that time and based on our experience the market for aircraft sales tends to change with time. For example, given a recent operational issue with one of the newer technology aircraft, the EC225, the market demand and potential value of the AS332L has increased. Inquiries to purchase a number of our AS332Ls have increased over the last few quarters, with an expectation based on those inquiries that we would receive sale proceeds in excess of the current net book value. We continue to review the need for adjustment to salvage value quarterly.

Based on management plans and our expectation as to ultimate sales values for the held for use AS332Ls as of March 31, 2012, management believes that no further adjustment or impairment was required at that date.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to answering any questions you may have on our responses and providing you with any additional information that you may require. Please feel free to contact me by phone at (713) 267-7627 or by fax at (713) 267-7620.

Sincerely,

Bristow Group Inc.

/s/ Jonathan E. Baliff

Jonathan E. Baliff

Senior Vice President, Chief Financial Officer

cc:	Brian J. Allman, Vice President, Chief Accounting Officer

E. Chipman Earle, Senior Vice President, General Counsel

John D. Geddes, Baker Botts L.L.P.

Ty Moore, KPMG LLP

Claire Erlanger, Securities and Exchange Commission

Jean Yu, Securities and Exchange Commission